Exhibit (a)(5)(C)

The following are excerpts from an edited transcript for The Hackett Group, Inc.’s (the “Company”) earnings conference call held on November 8, 2022. The following does not purport to be a complete or error-free statement or summary of the conference call.

Ted A. Fernandez, The Hackett Group, Inc. – Chief Executive Officer and Chairman

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[T]oday we announced the expansion of our credit facility and a $120 million Dutch tender offer to acquire over 5 million shares of our Company’s common stock. This tender offer should be strongly accretive, especially when you consider that the reduction of the dividend payment due to this buyback, is expected to offset more than half of our net tax interest expense that we expect to incur.

As we have discussed on our last few calls, we wanted to be more aggressive with our balance sheet by expanding our credit facility to fund acquisitions and to buy back stock, while continuing to invest in our business.

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Robert A. Ramirez, The Hackett Group, Inc. – Executive Vice President, Finance and Chief Financial Officer

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Our remaining stock repurchase authorization at the end of the quarter was $10.6 million. Subsequent to the quarter, the Company’s Board of Directors authorized a $120 million increase in the Company’s share repurchase authorization.

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Now let me provide some details regarding our tender offer that Ted mentioned. The Company announced today its plan to launch a tender offer to purchase up to $120 million in value of its common stock at a price not greater than $23.50 nor less than $20.50 per share. We expect to launch the tender offer tomorrow which would mean it would expire on December 8th of 2022.

We plan to conduct the tender offer through a procedure commonly called a modified “Dutch auction.” This procedure allows stockholders to select their price, within the specified price range set by the Company, at which stockholders are willing to sell their shares. The Company will select the single lowest purchase price within the range that will allow the Company to purchase $120 million in value of shares at such price, based on the number of shares tendered. All shares purchased in the tender offer will be purchased at the same price. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and other tender offer materials which the Company will file tomorrow with the Securities and Exchange Commission. Any specific questions should be addressed directly with the dealer-manager or the information agent for the tender offer. Their contact information will be included in the press release we will issue tomorrow announcing this tender offer and in the tender offer materials being filed with the SEC tomorrow.

Additionally, subsequent to the end of the third quarter, the Company entered into a new five-year, $100 million credit facility with Bank of America and US Bank. Under the credit agreement, these banks have agreed to lend the Company up to $100 million from time to time pursuant to a revolving line of credit. The loans under the credit facility will bear interest based on the Bloomberg Short-Term Bank Yield Index or BSBY, plus an applicable margin which ranges between 1.5 and 2.25 per annum.

The proceeds of the credit facility will be used, along with cash on hand, for the purchase of the shares in the tender offer along with the related fees associated with the offer and credit facility.

Lastly, we expect our cash balances to be down from the third quarter, as we plan to use approximately $50 million in cash to fund the tender offer, as well as costs associated with the tender offer and credit facility.

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George Frederick Sutton, Craig-Hallum – Analyst

Thank you. Guys, I’m stunned the question hasn’t been asked yet. Very bold move with the “Dutch auction” at this time in the economy and this time in the market. So could you just give us some perspective of why now versus say why not six months ago. What are you seeing that’s given you the increased conviction? And by the way I love it.

Ted A. Fernandez, The Hackett Group, Inc. – Chief Executive Officer and Chairman

Well okay. First, it’s been a consideration throughout the entire year. So it’s something that we looked at in the year that’s something that we knew was going to be a strategic alternative for us. We considered other strategic alternatives. With that said, we weren’t able to get it all done maybe as timely as we hoped, but when we consider the fact when we look at the cash flow that we’re generating we’ve looked at the volatility of our shares. We thought that just continuing to sit on our balance sheet especially when you consider, I’m going to repeat the comment that I made, that the interest expense that we’re incurring will be significantly offset by the elimination of the dividends on the shares that are being repurchased and the if you want to call it the tax effect interest expense. So our net of dividend and tax interest expense will remain very low for us so when we took all of those things into consideration, we said, we sat on it, I thought, you know I personally sat on it as we looked at other strategic considerations including acquisitions throughout 2021. I didn’t want to let the year go by. I liked the strength of our operations, strength of our earnings, cash flow we’re generating. So we decided to go forward with it.

George Frederick Sutton, Craig-Hallum – Analyst

So, in other words, you’ve actively looked at strategic opportunities from an M&A perspective and found that your own shares were the best investment? I guess that would be the logical summary?

Ted A. Fernandez, The Hackett Group, Inc. – Chief Executive Officer and Chairman

That is correct especially when you look at what we believe are the growth prospects from our research-related offerings, IPaaS licensing all of the above we think it’s a great investment.

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Well I’d like to thank everyone for participating in our third quarter earnings call. We look forward to updating all of you when we report the fourth quarter. As Rob said, you will see press releases that will be going out tomorrow, along with the details of our Dutch tender offer that will go out tomorrow before the market opens. Thank you again for participating.

Additional Information Regarding the Tender Offer

On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and other tender offer materials, with the SEC. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. When available, shareholders should read carefully the offer to purchase, the related letter of transmittal and other tender offer materials because they will contain important information, including the terms and conditions of the tender offer. Once the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent for the tender offer.